Exhibit 12

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands, except ratios)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Pre-tax income from continuing operations	$59,935		$51,926		$39,166		$45,205		$63,526

Fixed Charges:
Interest expense	$9,589		$6,289		$1,885		$4,968		$1,140
Amortized premiums	—		91		61		61		61
Interest component of rental expense(1)	673		554		479		692		648

Total Fixed Charges	$10,262		$6,934		$2,425		$5,721		$1,849

Pre-tax income from continuing operations plus fixed charges	$70,197		$58,860		$41,591		$50,926		$65,375

Ratio of Earnings to Fixed Charges	6.8	x	8.5	x	17.2	x	8.9	x	35.4	x

	Quarter Ended
	April 2, 2005
Income before income taxes	$15,246

Fixed Charges:
Interest expense	$2,418
Interest component of rental expense (1)	170

Total Fixed Charges	$2,588

Income before income taxes plus fixed charges	$17,834

Ratio of Earnings to Fixed Charges	6.9	x

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002. If the Company had adopted this accounting change beginning January 1, 2000, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 36.2x and 9.5x for the years ended December 31, 2000 and 2001.

(1) Represents appropriate portion (1/3) of rental expense.